September 15, 2008

Katherine Wray
U.S. Securities Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:     Inscrutor, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
           Filed August 28, 2008
           File No. 333-152579

Dear Ms. Wray:

We represent Inscrutor, Inc. (the “Company”). We are in receipt of your letter dated September 11, 2008 regarding the above referenced filing and the following are our responses:

Part II

Recent Sales of Unregistered Securities, page II-14

1.
 We note your response to comment 2 from our letter of August 19, 2008. We       refer in particular to your statement that the company relied on Section 4(2) of the Securities Act for exemption from registration for the issuance of the spun-off shares of Inscrutor to the Visator shareholders, although no consideration was provided for the spun-off shares.  Without commenting on the applicability of the Section 4(2) exemption in the circumstances you describe, we believe you should expand your disclosure in this section to include all of the significant facts and circumstances that support your claim to the Section 4(2) exemption.  Among other matters, you should disclose whether the recipients of the spun-off shares were accredited or sophisticated with access to information, and revise to disclose what investigation you made or steps you took to determine the status of the recipients. You should also disclose what information, if any, you provided to recipients in connection with the spin-off.  See Item 701(d) of Regulation S-K.

Answer:
This section has been revised to provide this further disclosure regarding the Section 4(2) disclosure.  Notwithstanding the fact that the Company believes that the exemption applies, a risk factor has been added to the S1 and disclosure has been added to the S1 stating that it is possible that the exemption may not apply and the consequences of same.

2.
Please tell us what information you provided to the recipients regarding the transfer restrictions relating to the spun-off shares, and tell us whether your stock transfer books include stop transfer instructions that reflect these transfer restrictions.

Answer:
Each of the shareholders received a share certificate with a legend stating that such shares are restricted in accordance with Rule 144 of the Securities Act of 1933.   The transfer agent records indicate that such shares are restricted in accordance with Rule 144.

Financial Statements

Note 1 – Organization and Operations, page F-7

3.
 Notwithstanding your response to prior comment 3 from our letter of August 19. 2008, your revised disclosure in Note 1 to the financial statements continues to suggest that the spun-off shares of Inscrutor were not yet issued to the Visator shareholders as of July 16, 2008.  Please further revise your disclosure to clarify, if accurate, that although your books and records reflect the issuance of the spun-off shares as of May 30, 2008, the stock certificates have not yet been delivered to shareholders because the company has not yet hired a transfer agent.

Answer:
This Note has been revised to clarify that although your books and records reflect the issuance of the spun-off shares as of May 30, 2008, the stock certificates have not yet been delivered to shareholders because the company has not yet hired a transfer agent.

 Very truly yours,

ANSLOW & JACLIN, LLP

By: /S/ GREGG E. JACLIN
           GREGG E. JACLIN